January 9, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Antero Resources Corporation

Registration Statement on Form S-4
Filed November 26, 2014
File No. 333-200605

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 1-36120

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 18, 2014 with respect to registration statement on Form S-4, filed with the Commission on November 26, 2014 (the “Registration Statement”), and the Annual Report on Form 10-K for fiscal year ended December 31, 2013, filed with the Commission on February 27, 2014 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Registration Statement on Form S-4

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

RESPONSE:

We acknowledge the Staff’s comments and understand that the Staff will not be able to accelerate the effectiveness of the Registration Statement until we have cleared all comments on our periodic reports.

Form 10-K for Fiscal Year Ended December 31, 2013

Business and Properties, page 1

Proved Undeveloped Reserves, page 6

2.                                      We note your explanation for the decrease in proved undeveloped reserves relating to revisions in previous estimates appears to be an aggregation of the changes attributable to two or more separate factors. Please tell us and expand your disclosure to provide the net change in reserves quantities, on a disaggregated basis, attributable to each of the contributing factors in sufficient detail to reconcile to the overall change due to revisions.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that revisions in previously estimated proved undeveloped reserves were attributable to a 461 Bcfe decrease due to changing the underlying production assumption to ethane rejection at December 31, 2013 from ethane recovery at December 31, 2012, a 404 Bcfe decrease due to the reclassification of certain wells to the probable reserves category in 2013 because they are no longer expected to be drilled within five years of initial booking, a 564 Bcfe decrease due to the conversion of reserves from proved undeveloped to proved developed, a 303 Bcfe increase due to positive well performance factors and a 10 Bcfe increase due to price revisions.  In future filings, we will provide the net change in reserve quantities on a disaggregated basis to enable reconciliation to the overall change due to revisions.

3.                                      Please tell us how you considered the disclosure requirements per Item 1203(c) of Regulation S-K with regard to investments made during the year to convert proved undeveloped reserves.

RESPONSE:

We acknowledge the Staff’s comment and note our intention in future filings to more explicitly disclose the amount of capital expenditures made during the year to convert proved undeveloped reserves. During 2013, we expended approximately $500 million in connection with converting proved undeveloped reserves. We note that the Annual Report included disclosure regarding our estimates of the amount of capital necessary to develop our proved undeveloped reserves at December 31, 2013.

Selected Financial Data, page 47

4.                                      In future filings, please disclose income from continuing operations per common share for each period presented in your selected financial data table. You may refer to Regulation S-K, Item 301 and the related Instructions for further guidance.

RESPONSE:

We acknowledge the Staff’s comment and note that, while income from per common share was included in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2011, 2012 and 2013, in future filings, we will include this information for each period presented in our selected financial data table, calculated as if the shares issued in the 2013 initial public offering were outstanding for each period, as follows:

	2009	2010	2011	2012	2013
Earnings (loss) per share:
Continuing operations	$(0.23)	$—	$1.04	$0.86	$(0.09)
Discontinued operations	$(0.18)	$0.87	$0.46	$(1.95)	$0.02
Total	$(0.41)	$0.87	$1.50	$(1.09)	$(0.07)

Earnings (loss) per share — assuming dilution:
Continuing operations	$(0.23)	$—	$1.04	$0.86	$(0.09)
Discontinued operations	$(0.18)	$0.87	$0.46	$(1.95)	$0.02
Total	$(0.41)	$0.87	$1.50	$(1.09)	$(0.07)

Notes to Financial Statements

Note 7. Asset Retirement Obligations, page F-19

5.                                      We note you increased your asset retirement obligations in fiscal year 2013 by $242,000 for obligations incurred for wells drilled or on properties acquired, which is significantly less than the increase to asset retirement obligations in fiscal year 2012 of $9,440,000. We further note your drilling activity in fiscal years 2013 and 2012 disclosed on page 12. Your disclosures here indicate the number of net development and exploratory wells drilled in 2013 was 51 and 72 wells, respectively, as compared to 91 and 17 wells in 2012, respectively. The difference in activity from year to year does not appear proportionate to the difference in the amounts recorded for obligations incurred for wells drilled or on properties acquired. Please explain the reason for the disproportionate amounts recorded to increase the asset retirement obligations during each fiscal year, considering your drilling activity. It may be helpful to provide a breakdown of amounts related to wells drilled but sold in 2012 related to the Arkoma and Piceance Basins to appropriately compare the activity from year to year.

RESPONSE:

We acknowledge the Staff’s comment and respectfully advise the Staff that, in 2012, we acquired approximately 200 vertical wells in connection with a land acquisition.  The acquired vertical wells had a substantially shorter productive life than the typical horizontal wells that we drill, which results in relatively higher asset retirement obligations associated with such wells.  As a result of the acquisition, we added approximately $6.7 million in asset retirement obligations related to the newly-acquired vertical wells.  Also in 2012, we adjusted our retirement cost estimates relating to existing wells, resulting in the addition of $1.6 million of asset retirement obligations.  The asset retirement obligations added in 2012 for new wells that we drilled was only $1.1 million.  In addition, in 2012, our operations included operations in the

Piceance Basin and the Arkoma Basin that were subsequently sold.  Excluding the additions to asset retirement obligations that were sold, the 2012 asset retirement obligation additions for wells that the Company drilled would have been approximately $0.4 million, which is consistent with the additions to asset retirement obligations in 2013.

Note 16. Subsidiary Guarantor, page F-29

6.                                      We note that your senior notes are guaranteed by Antero Resources Midstream LLC. These guarantees are described in your notes as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions).

RESPONSE:

We acknowledge the Staff’s comment and in future filings we will add the following disclosure with respect to qualifications to the subsidiary guarantees:

“In the event a subsidiary guarantor is sold or disposed of (whether by merger, consolidation, the sale of a sufficient amount of its capital stock so that it no longer qualifies as a “Subsidiary” of the Company (as defined in the indentures governing the notes) or the sale of all or substantially all of its assets (other than by lease)) and whether or not the subsidiary guarantor is the surviving entity in such transaction to a person which is not the Company or a restricted subsidiary of the Company, such subsidiary guarantor will be released from its obligations under its subsidiary guarantee if the sale or other disposition does not violate the covenants set forth in the indentures governing the notes.

In addition, a subsidiary guarantor will be released from its obligations under the indentures and its guarantee, upon the release or discharge of the guarantee of other Indebtedness (as defined in the indentures governing the notes) that resulted in the creation of such guarantee, except a release or discharge by or as a result of payment under such guarantee; if the Company designates such subsidiary as an unrestricted subsidiary and such designation complies with the other applicable provisions of the indentures governing the notes or in connection with any covenant defeasance, legal defeasance or satisfaction and discharge of the notes.”

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matt Strock of Vinson & Elkins L.L.P. at (713) 758-3452.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President and Chief Financial Officer

Enclosures

cc:           Karina Dorin (Securities and Exchange Commission)

Wei Lu (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Alvyn A. Schopp (Antero Resources Corporation)

Matthew Strock (Vinson & Elkins L.L.P.)